SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-38490

HIGHWAY HOLDINGS LIMITED

(Translation of Registrant’s Name Into English)

Suite 1801, Level 18

Landmark North

39 Lung Sum Avenue

Sheung Shui

New Territories, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Attached to this Report on Form 6-K is the press release issued by the registrant on July 20, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: July 30, 2026	By	/s/ ROLAND W. KOHL
Roland W. Kohl
Chief Executive Officer

NEWS RELEASE

HIGHWAY HOLDINGS OPENS FISCAL 2027 WITH 29% YOY REVENUE GROWTH, 58% YOY GROSS PROFIT GROWTH AND RETURN TO OPERATING PROFITABILITY

●	Gross margin expanded approximately 800 basis points year-over-year to 42%
●	Net income attributable to Highway Holdings shareholders increased 79% year-over-year to $109,000; diluted EPS doubled year-over-year to $0.02
●	Quarter-end liquidity remained solid with $3.9 million in cash, $4.0 million in working capital and a 2.4-to-1 current ratio

HONG KONG – July 20, 2026 – Highway Holdings Limited (Nasdaq: HIHO) today reported financial results for the first quarter of fiscal year 2027 ended June 30, 2026. On a year over year basis, first fiscal quarter 2027 revenue rose 29% and gross profit increased 58%, while the Company produced a $197,000 operating-profit improvement despite substantially lower non-operating income.

Net sales for the first quarter of fiscal year 2027 increased 29.2% to $2 million compared to $1.5 million in the first quarter of fiscal year 2026. Gross profit increased 58.4% year-over-year to $835,000 from $527,000, while gross margin expanded to approximately 42% from approximately 34% in the year ago period, an improvement of roughly 800 basis points. The Company generated operating income of $59,000 in the first quarter of fiscal year 2027, a $197,000 improvement from an operating loss of $138,000 in the prior-year quarter.

Net income for the first quarter of fiscal year 2027 increased 78.7% compared to the year ago period to $109,000, or net income of $0.02 per diluted share, compared with net income of $61,000, or net income of $0.01 per diluted share in the first quarter of fiscal year 2026. The increase was achieved despite total non-operating income declining to $26,000 from $134,000, which included an $82,000 gain on the disposal of an underutilized property in the prior-year period.

Roland Kohl, chairman, president and chief executive officer of Highway Holdings, commented, “The first quarter marked clear progress in our turnaround. Revenue increased 29% year over year, gross profit rose 58.4% and gross margin expanded by approximately eight percentage points. We also moved from a $138,000 operating loss a year ago to $59,000 of operating income, demonstrating the earnings leverage in our core business as revenue mix and execution improve.”

“The sudden loss of a major customer’s Myanmar business after 25 years due to political reasons was a significant disruption, but it reinforced the need to diversify. Given the need to move decisively, we are prioritizing partnerships with established businesses that have proven products and can help us transition toward a more product-focused model while reducing our reliance on traditional OEM manufacturing. We are in discussions with several potential partners regarding established products that could benefit from our manufacturing, engineering and global operating capabilities. We will remain disciplined and move forward only where the product, partner economics, capital requirements and potential shareholder return are compelling.”

“On the positive side, our continuing OEM operations have stabilized, and Regent-Feinbau contributed in its first full quarter. Importantly, our solid financial position gives us the flexibility to execute this transition. While the path forward involves challenges, we are confident in our ability to adapt, capitalize on new opportunities, and emerge stronger. Our objective is to build a more resilient company with broader customer exposure, a greater mix of product-led revenue and a sustainable path to profitability.”

Selling, general and administrative expenses for the first quarter of fiscal year 2027 increased 16.7% to $776,000 in the first quarter 2027 from $665,000 in the year ago period primarily due to the recent acquisition of Regent-Feinbau, which added approximately $164,000 in SG&A expenses in the first quarter of fiscal year 2027. Importantly, revenue still grew faster than overhead, reducing SG&A expenses to 38.8% of sales from 43.0% a year earlier. As a result, the Company generated operating income of $59,000, a $197,000 improvement from an operating loss of $138,000 in the prior-year quarter.

The Company recognized a $2,000 currency exchange gain in the first quarter of fiscal year 2027, compared to $4,000 in the first quarter of fiscal year 2026. Interest income was $21,000 in the first quarter of fiscal year 2027. The year ago period included an $82,000 gain on the disposal of a small underutilized real property. The Company does not engage in foreign currency hedging activities.

The Company ended the first quarter of fiscal year 2027 in a solid financial position with $3.9 million of cash and cash equivalents. At June 30, 2026 the Company had a working capital balance of $4.0 million, with a current ratio of 2.4:1, and total shareholders’ equity of $5.5 million, compared to $5.4 million as of March 31, 2026.

About Highway Holdings

Highway Holdings is an international manufacturer of a wide variety of high-quality parts and products for blue chip equipment manufacturers based primarily in Germany. Highway Holdings’ administrative office is located in Hong Kong and its manufacturing facilities are located in Germany, Yangon, Myanmar and Shenzhen, China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to the prospects of its newly acquired Regent-Feinbau business, the resumption of operations of its Myanmar operations, economic, competitive, governmental, political and technological factors affecting the company’s revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

(Financial Tables Follow)

# # #

For further information, please contact:

Global IR Partners

David Pasquale

HIHO@globalirpartners.com

New York office : +1-914-337-8801

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statement of Income
(In thousands of U.S. dollars, except for shares and per share data)

	Quarter Ended
	June 30
	2026	2025
Net sales	$1,999	$1,547
Cost of sales	1,164	1,020
Gross profit	835	527
Selling, general and administrative expenses	776	665
Operating income (loss)	59	(138)

Non-operating income (expense):

Exchange gain (loss), net	2	4
Interest income, net	21	43
Gain (loss) on disposal of assets	-	82
Other income (expense)	3	5
Total non-operating income (expenses)	26	134

Net income (loss) before income taxes	85	(4)
Income taxes	13	61
Net income (loss)	98	57

Net loss/(profit) attributable to non-controlling interests	11	4

Net income attributable to Highway Holdings Limited’s	$109	$61
Shareholders

Net income (loss) per share – Basic	$0.02	$0.01
Net income (loss) per share - Diluted	$0.02	$0.01
Weighted average number of shares outstanding:
Basic	4,584	4,445
Diluted	4,584	4,445

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheet
(In thousands of U.S. dollars, except for shares and per share data)

	June 30 2026	March 31 2026
	(unaudited)	(audited)
Current assets:
Cash and cash equivalents	$3,856	$4,409
Accounts receivable, net of doubtful accounts	1,195	1,023
Inventories	1,623	1,452
Prepaid expenses and other current assets, net	192	253
Total current assets	6,866	7,137

Property, plant and equipment, net	363	389
Intangible assets, net	510	532
Goodwill	260	260
Operating lease right-of-use assets, net	2,212	2,424
Long-term deposits	179	179
Long-term loan receivable	75	75
Total assets	10,465	10,996

Current liabilities:
Accounts payable	$457	$437
Operating lease liabilities, current	855	844
Accrued expenses and other current liabilities	1,216	1,509
Current portion of long-term loan payable	146	162
Income tax payable	87	162
Dividend payable	81	81
Total current liabilities	2,842	3,195

Operating lease liabilities, non-current	1,524	1,742
Deferred tax liabilities	176	190
Long term accrued expenses	26	26
Non current portion of long-term loan payable	390	407
Total liabilities	4,958	5,560

Shareholders’ equity:
Preferred shares, $0.01 par value	-	-
Common shares, $0.01 par value	46	46
Additional paid-in capital	12,422	12,417
Accumulated deficit	(6,852)	(6,961)
Accumulated other comprehensive loss	(642)	(610)
Non-controlling interest	533	544
Total shareholders’ equity	5,507	5,436

Total liabilities and shareholders’ equity	$10,465	$10,996